UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ROME METALS, LLC EMPLOYEES’ 401(k) AND
PROFIT SHARING PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments at fair value:
Interest in registered investment companies	$3,240,878	$5,948,153
Interest in common collective trusts	2,119,891	—
Interest in synthetic investment contracts	1,689,736	—
Participant loans	366,729	320,073
Interest-bearing cash	88,858	—
Corporate common stocks	24,544	—

Total investments at fair value	7,530,636	6,268,226

Receivables	4,935	—

Net assets available for benefits at fair value	7,535,571	6,268,226
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,049	—

Net assets available for benefits	$7,541,620	$6,268,226

See accompanying notes.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Contributions:
Employer	$1,101,653
Employee	67,525

Total contributions	1,169,178

Investment income:
Net gain from interest in registered investment companies	293,496
Interest income	32,980
Net gain from interest in common collective trusts	11,785
Net unrealized/realized loss on corporate common stocks	(1,513)
Other income	16,401

Total investment income	353,149

1,522,327

Distributions to participants	(219,557)
Administrative expenses and other, net	(29,376)

(248,933)

Net increase in net assets available for benefits	1,273,394
Net assets available for benefits at beginning of year	6,268,226

Net assets available for benefits at end of year	$7,541,620

See accompanying notes.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements
December 31, 2007
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2007. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Rome Metals, LLC (the Plan Sponsor or the Company) is an indirect wholly-owned subsidiary of Allegheny Technologies Incorporated (the Plan Administrator).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
The Company also contributes an amount from its current or accumulated profits for each Plan Year. The Company in its sole discretion, may choose to make contributions without regard to the current or accumulated profits of the Company for the Plan Year.
The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment alternatives. Unless otherwise specified by the participant, contributions: (i) that were made prior to September 17, 2007 were made to the Stable Asset Fund, and (ii) that were made on and after September 17, 2007 are made to State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Sky Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting

Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Sky Bank, N.A., and changing the trustee to Mercer Trust Company from Sky Bank, N.A., the investment options available to participants under the Plan were changed.
The Standish Mellon Stable Value Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.30% to 5.32%.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007.

American Funds Growth Fund of America	$1,274,627
MSIF Small Company Growth Fund	857,669
Alliance Bernstein Small Mid Cap Value Fund	657,253
State Street Global Advisers S&P 500 Index Fund	611,514
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets as of December 31, 2007 were as follows:

Rabobank Constant Duration SIC	$416,589
Monumental Life Ins. Co. Constant Duration SIC	409,572
Average yields for all fully benefit-responsive investment contracts for the year ended December 31, 2007 was as follows:

Based on actual earnings	4.72%
Based on interest rate credited to participants	4.57%
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 2, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$657,253
American Funds Europacific Growth Fund	194,873
American Funds Growth Fund of America	1,274,627
MFS Value Fund	182,508
Lord, Abbott Mid Cap Value Fund	11,198
MSIF Small Company Growth Fund	857,669
Western Asset Core Plus Bond Fund	62,750

Total registered investment company	$3,240,878

Participant loans* (5.00% to 9.25% with maturities through 2013)	$366,729

Corporate Common Stock
Allegheny Technologies Incorporated*	$24,544

Interest-Bearing Cash
Mellon Stable Value Fund	$58,478
Natixis Financial	30,380

$88,858

Common Collective Trusts
Mellon Stable Value Fund	$35,204
SEI Fund	15,701
State Street Global Advisors Target Retirement Income Fund	202,111
State Street Global Advisors Target Retirement Income Fund 2010	69,732
State Street Global Advisors Target Retirement Income Fund 2015	68,305
State Street Global Advisors Target Retirement Income Fund 2020	118,167
State Street Global Advisors Target Retirement Income Fund 2025	152,875
State Street Global Advisors Target Retirement Income Fund 2030	153,728
State Street Global Advisors Target Retirement Income Fund 2035	127,779
State Street Global Advisors Target Retirement Income Fund 2040	181,443
State Street Global Advisors Target Retirement Income Fund 2045	85,572
State Street Global Advisors S&P 500 Index Fund	611,514
State Street Global Advisors MSCI ACWI Ex-US Fund	297,760

$2,119,891

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$15,038
Rate Redu Bonds, COMED 98-1 A7	5,054
Fannie Mae, FNR 2002-74 LC	6,916
Freddie Mac, FHR 2627 BU	25,502
Freddie Mac, FHR 2640 TL	14,984
Freddie Mac, FHR 2715 ND	16,355
Freddie Mac, FHR 2760 EB	15,117
Freddie Mac, FHR 2786 PC	7,585
Freddie Mac, FHR 2865 PQ	22,441
Freddie Mac, FHR 2866 XD	22,441
Freddie Mac, FHR 2870 BD	15,152
Freddie Mac, FHR 2888 OW	10,640
GNMA Project Loans, GNR 06-51 A	17,764
Rate Redu Bonds, PSNH 01-1 A2	3,158
Bank of America, N.A. Wrap contract	(238)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	197,909

Rate Redu Bonds, DESF 01-1 A3	2,909
Freddie Mac, FHR 2539 PR	2,901
Rabobank Wrap contract	(1)

Rabobank Fixed Maturity Synthetic Contract ATI020101	5,809

Auto, BASAT 06-G1 A4	22,853
CMBS, CD 05-CD1 A2 FX	7,605
Rate Redu Bonds, CNP 05-1 A2	23,022
Freddie Mac, FHR 2631 LB	14,315
Freddie Mac, FHR 2681 PC	22,802
Freddie Mac, FHR 2778 KR	7,516
Freddie Mac, FHR 2981 NB	17,425
CMBS, MLMT 05-CIP1 A2	30,231
CMBS, MLMT 05-CKI1 A2	15,231
State Street Bank Wrap contract	(652)

State Street Bank Fixed Maturity Synthetic Contract 105028	160,348

CMBS, BSCMS 05-T18 A2	11,260
CMBS, BSCMS 99-WF2 A2	18,507

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

CMBS, BSCMS 03-T12 A2	13,781
CMBS, CASC 98-D7 A1B	18,240
Credit Cards, COMET 03-A4 A4	22,530
Credit Cards, CCCIT, 03-A3 A3	18,981
CMBS, DLJCM 98-CF2 A1B	13,646
Freddie Mac, FHR 2663 ML	26,557
Freddie Mac, FHR 2763 PC	19,934
Freddie Mac, FHR 2921 NV	11,241
Freddie Mac, FHR 2934 OC	15,270
CMBS, HFCMC 99-PH1 A2	12,852
CMBS, JPMCC 05-LDP2 A2	14,979
Credit Cards, MBNAS 03-A1 A1	18,859
CMBS, MSC 99-CAM1 A4	5,387
Auto, NALT 06-A A4	30,518
Auto, VWALT 06-A A4	11,447
Union Bank of Switzerland Wrap contract	1,038

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	285,027

Total Fixed Maturity Synthetic Contracts	$649,093

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$26,585
Barclays Global Investors, Asset-Backed Sec Index Fund	120,246
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	41,080
Barclays Global Investors, Int Term Credit Bond Index Fund	102,133
Barclays Global Investors, Int Term Government Bond Index Fund	33,072
Barclays Global Investors, Long Term Government Bond Index Fund	2,156
Barclays Global Investors, Mortgage-Backed Sec Index Fund	82,323
Monumental Life Ins. Co. Wrap contract	1,977

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	409,572

Barclays Global Investors, 1-3 Year Government Bond Index Fund	26,986
Barclays Global Investors, Asset-Backed Sec Index Fund	122,056
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	41,702
Barclays Global Investors, Int Term Credit Bond Index Fund	103,670
Barclays Global Investors, Int Term Government Bond Index Fund	33,577
Barclays Global Investors, Long Term Government Bond Index Fund	2,158

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Barclays Global Investors, Mortgage-Backed Sec Index Fund	83,563
Rabobank Wrap contract	2,877

Rabobank Constant Duration Synthetic Contract ATI060301	416,589

Barclays Global Investors, 1-3 Year Government Bond Index Fund	14,315
Barclays Global Investors, Asset-Backed Sec Index Fund	64,748
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	22,120
Barclays Global Investors, Int Term Credit Bond Index Fund	54,995
Barclays Global Investors, Int Term Government Bond Index Fund	17,808
Barclays Global Investors, Long Term Government Bond Index Fund	1,161
Barclays Global Investors, Mortgage-Backed Sec Index Fund	44,336
State Street Bank Wrap contract	1,048

State Street Bank Constant Duration Synthetic Contract 107073	220,531

Total Constant Duration Synthetic Contracts	$1,046,692

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ROME METALS, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)